

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Zaichang Ye
Chief Executive Officer
SunCar Technology Group Inc.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072

> **Re: SunCar Technology Group Inc.**
> **Registration Statement on Form F-3**
> **Filed Jun 3, 2024**
> **File No. 333-279916**

Dear Zaichang Ye:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services